UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
17/F, The Lee Gardens 33 Hysan Avenue, Causeway Bay, Hong Kong 852-2500-0888
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares of par value HK $0.10*, traded in the form of American Depositary Shares listed on The NEW YORK STOCK EXCHANGE, each representing 10 Ordinary Shares
(Description of class of securities)

* Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares. The Ordinary Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    l7CFR240.12d2-2(a)(l)

☐    l7CFR240.12d2-2(a)(2)

☐  17CFR240.12d2-2(a)(3)

☐      17CFR240.12d2-2(a)(4)

☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17
CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Satellite Telecommunications Holdings Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 18, 2008	By	/s/William Wade	Director & Chief Executive Officer
Date		Name	Title